Exhibit 11.1
Redwood Trust, Inc.
Computation of Per Share Earnings

	Three Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2005
Basic:
Average common shares outstanding	24,591,223	24,474,134
Total	24,591,223	24,474,134

Net Income	$40,914,151	$101,476,130

Per Share Amount	$1.66	$4.15

Diluted:
Average common shares outstanding	24,591,223	24,474,134
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	605,063	635,256
Total	25,196,286	25,109,390

Net Income	$40,914,151	$101,476,130

Per Share Amount	$1.62	$4.04

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